SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|       Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Form 20-F |_|       Form 40-F |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2003	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner —————————

2 December 2002

Reuters To Acquire AVT Technologies To Extend Its Automated Trading Business

London – Reuters, (LSE: RTR.L) the global information, news and technology group, today announced that it has signed a definitive agreement to acquire AVT Technologies Ltd., a specialist in foreign exchange transaction technology, headquartered in the UK.

AVT Technologies specialises in providing leading-edge technology to financial institutions and their customers to conduct FX and money market transactions in a real-time environment over the Internet.

Commenting on the announcement, Alan Clarke, Head of e-Commerce Treasury & Capital Markets, Europe at HSBC, said, “Part of HSBC’s FX strategy has been to offer internet-delivered trade automation, to increase capacity, cut costs and gain competitive advantage.  The combination of Reuters and AVT brings together industry best practice and market synergies.”

Andrew Kidd, Head of eCommerce Distribution, FX & MM of ABN AMRO, added, “AVT is an integral part of our internet-based foreign exchange trading system named DealStation, which services our global client base with leading eCommerce solutions.  We believe the union of AVT and Reuters is positive news and one that will enhance our relationship with them both.”

The addition of AVT Technologies strengthens Reuters broad portfolio in the bank to customer space and builds on Reuters leading position in the Treasury markets throughout the past 20 years.

Julie Holland, Managing Director, Reuters Treasury Services, said, “Virtually every financial institution is concerned with eliminating costs in its business and moving to electronic trading.  With this acquisition Reuters is now positioned to be a clear leader in the high-growth automated dealing and limit order management markets.”

Concurrent with the acquisition, Reuters is establishing a Reuters Automated Dealing Technologies business unit, which will consist of the 100 staff joining from AVT Technologies and additional Reuters staff.  This new unit is responsible for the strategy and delivery of Reuters automated dealing and limit order management offerings.  Mark Redwood, CEO of AVT Technologies Ltd., will head the new unit and report to Julie Holland.

Mark Redwood, Managing Director of Reuters Automated Dealing Technologies, said, “As successful as AVT is as a stand alone company, by linking up with Reuters we join an established leader in the Treasury market.  We will benefit from a global sales force and a highly respected brand.  Financial institutions will benefit from our best of breed trading solutions.”

The acquisition of privately held AVT Technologies is expected to be completed in late December 2002.  The net assets of AVT Technologies are expected to be in the region of £4 million at completion. Reuters expects the acquisition to be earnings neutral for 2002.

Remarking on the announcement, Kenneth Steengaard, Head of e-markets, Nordea, said, “Nordea is pleased to note the initiative to increase focus on the development of electronic dealing systems by Reuters. Expanding Internet based trading on Nordea e-Markets with more products and added value features such as STP and order management is core in the strategy of Nordea and we look forward to co-operating with Reuters on achieving this with the AVT product line.”

AVT has established itself as a leader in FX transaction technology for the fast-paced treasury marketplace. The company’s blue-chip customer base consists of leading global financial institutions including ABN AMRO, Bank of New York, Dresdner Kleinwort Wasserstein, and UBS Warburg.  AVT is also a leading provider of marketplace solutions it developed the underlying transaction technology for the FXAll and Centradia portals.

Fabrice Mativat, CEO & Head of Business Development, of Centradia, a leading multi-product, multi-lingual, multi-bank internet-based marketplace, said, “AVT was a key partner in the creation of our unique multi-bank transaction system which today successfully serves our customers.  We are looking forward to the benefits that this union might bring for our expansion.”

Contacts:

Yvonne Diaz    +44 20 7542 2615
Public Relations Director    +44 7990 560 615
yvonne.diaz@reuters.com

Note to Editors

Reuters is the leading global provider of financial information, news and technology solutions to financial institutions, the media, corporates and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity. Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  Reuters has 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making Reuters the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion. www.about.reuters.com

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

2 December 2002

Reuters Unit Lipper Acquires Capital Access International, Building Strength In Fixed-Income

Thousands of Bond-Industry Professionals Rely on Core eMAXX Product

LONDON – Reuters, the global information, news and technology group, and Lipper, the leading fund analysis and research firm, announced today that Lipper has acquired the operations of Capital Access International, which provides institutional investor profile information and bond ownership analysis to thousands of fixed income professionals.  Capital Access will be integrated within Lipper Inc., a wholly owned subsidiary of Reuters. The deal was an all-cash transaction for a maximum of $6.35 million, depending on the performance of the Capital Access business and the absence of any unexpected liabilities.

“Through acquiring Capital Access, we have joined Lipper’s equity expertise and Capital Access’ fixed income perspectives, creating a total-capitalization view of institutional ownership,” said Michael Peace, Chief Executive Officer of Lipper. “Additionally, Lipper can now benchmark and categorize mutual funds globally on peer asset allocation across both asset classes.”

“We are extraordinarily excited to be part of the Reuters Group,” said David Farrington, Chairman and Chief Executive Officer of Capital Access.  “Merging the pan-buyside coverage and fixed-income proficiency of Capital Access with the mutual fund expertise, equities market skills, vast data resources and global reach of Lipper and Reuters will create a powerhouse of services for both buyside and sellside professionals.  Lipper’s commitment to be the world leader in institutional holdings products and services was a leading factor in our decision to join this exciting team and a giant step in line with our ambition to develop a global asset information exchange.”

Lipper and its corporate parent Reuters will leverage the Capital Access data, analysis, know-how and expertise in a variety of ways.  eMAXX will now be offered to an expanded group of potential users across the Lipper and Reuters customer bases, including both traditional sell-side market segments around the world and new markets such as fund management firms, corporate treasury executives, and investor relations professionals.  Users of Reuters 3000Xtra will be offered Capital Access’ products and services.

“The addition of Capital Access bond holdings and holder-profile data provides our users with a vehicle for developing new contacts and business opportunities across our global community of users,” said Bill Goldy, Managing Director of Fixed Income for Reuters.  “This enhancement will also help our users manage relationships more efficiently.”

Lipper will also add Capital Access’ fixed income holdings to its mutual fund analysis, to help fund investors better understand their true investment risk and return.

“Before recent market corrections, fund investors were content to look no further than the performance figures,” Peace added. “Today, many more are quite rightly asking where that performance came from and taking a look at where their mutual fund or 401(k) is really invested. Timely, accurate equity and fixed-income holdings provide that insight.”

Key senior management and most of the firm’s staff have joined Lipper in connection with the transaction.  Capital Access Chairman and CEO David Farrington has been named Executive Vice President, Institutional Holdings at Lipper.  In addition, Capital Access clients will continue to be served by their current account executives, who are now Lipper employees.  The Capital Access corporate brand is being replaced by the Lipper brand, while eMAXX and other products and services will join Lipper’s product roster and retain their current names. Lipper and certain of its affiliates acquired the operations, assets, and business of Capital Access International.

End

Contacts:

Media
Deanna Masella – Tel: +1 646-223-5224
Reuters Corporate Communications – USA
deanna.masella@reuters.com

Sean McLaughlin – Tel: +1 646-223-4147
Lipper Public Relations – USA
sean.mclaughlin@lipper.reuters.com

Reuters Shareholders
Nancy Bobrowitz — Tel: +1 646 223 5220
Reuters Corporate Communications – USA
nancy.bobrowitz@reuters.com

Note to editors

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Lipper, a wholly owned subsidiary of Reuters, is a leading global provider of mutual fund information and analysis to fund companies, financial intermediaries, and media organizations. Lipper clients manage more than 95% of U.S. fund assets. The firm, founded in 1973 and headquartered in New York, tracks 125,000 funds worldwide through its offices in major financial capitals in North America, Europe, and Asia.

Capital Access, headquartered in Morristown, New Jersey with a European research and sales office in London, provides client-tailored, Internet-distributed, fixed-income market analysis and consulting that supports the information needs of broker/dealers, underwriters, rating agencies, bond insurers, debt issuers, investor-relations professionals and securities market influentials worldwide.  eMAXXSM, its flagship service, is used by thousands of institutional sales, trading, investment banking and securities marketing professionals to formulate transaction opportunities, identify new business prospects, find secondary market product, check out prior transactions, assess potential liquidity and quickly review an institution’s investment profile and buy/sell preferences.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’.  Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

3 December 2002

Reuters: Instinet Cost Reduction Plan

London – Reuters subsidiary Instinet today issued the following statement.  Reuters has a 63% shareholding in Instinet.

Commenting on the statement, David Grigson, Reuters Chief Financial Officer, said;  “Instinet’s restructuring announcement builds upon the strategy put in place at Instinet earlier this year, and reflects the anticipated benefits from the recent merger of Instinet and Island. It is also consistent with the strong impetus across the Reuters Group to maximise cost savings and increase efficiency.”

INSTINET ANNOUNCES $100 MILLION COST REDUCTION PLAN

New York, December 3, 2002  – Instinet Group Incorporated (Nasdaq: INET) announced today a cost reduction plan that targets a reduction in operating costs of $100 million, on an annualized basis, by the end of 2003. The cost-reduction plan is related to the integration of Instinet and Island and is part of an ongoing effort to produce a leaner and more efficient cost structure.  Instinet acquired Island on September 20, 2002.

As part of the cost-reduction plan, Instinet will record charges of $58 million in the fourth quarter of 2002 and will incur an additional $15 million of expenses over the first three quarters of 2003.  The fourth quarter 2002 charges result from a reduction in Instinet’s workforce by approximately 300 employees or approximately 17% of its full-time employees both in the U.S. and its international operations and the consolidation of office space within the New York City area.  The additional expenses in 2003 relate primarily to the accelerated amortization of leasehold improvements of certain of Instinet’s office space in the New York City area.  Other components of the plan focus on reducing operational and transaction-related expenses.

“We have set a target of reducing costs by $100 million over the next twelve months as we integrate Instinet and Island.  These cost reductions are part of a previously announced plan to eliminate redundant positions within the Instinet-Island combination, to reduce overhead to reflect current market conditions, and to bring greater efficiency to the company as a whole,” said Ed Nicoll, Instinet’s Chief Executive Officer.

###

About Instinet:

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

###

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2002 Instinet Corporation and its affiliated companies.  All rights reserved.  Member NASD/SIPC.  INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world.  Instinet Corporation is a subsidiary of Instinet Group Incorporated. The Island ECN, Inc., member NASD/CSE/SIPC, is a subsidiary of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, and other documents filed with the SEC and available on the Company’s website.  Certain information regarding Nasdaq trading volumes is also included in the Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and on the Company’s website at www.instinet.com.  These statements speak only as of the date of this news release, and the Company does not undertake any obligation to update them.

End

Contacts:

Nancy Bobrowitz Tel: +1 646-223-5220
nancy.bobrowitz@reuters.com

Susan Allsopp Tel: +44 207 542 8404
susan.allsopp@reuters.com

Note to Editors:

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

9 December 2002

Reuters: Instinet Announces New Chairman

London – Reuters subsidiary Instinet issued the following statement at the close of NY markets on Friday, 6 December.  Reuters has a 63% shareholding in Instinet.

Instinet Group Incorporated (Nasdaq: INET)  announced today that Andre Villeneuve is retiring as Executive Chairman of Instinet Group Incorporated on December, 31, 2002.  Ian Strachan is appointed to succeed him as non-executive Chairman effective January 2003.

Mr. Villeneuve, 58, has chaired Instinet since 1990, and transferred to New York from London in 1999 as full-time Executive Chairman. “Now that Instinet’s merger with Island has been completed, the company is in capable hands with a clear strategic direction.  After 12 years as Chairman it is time for a change.  Ian Strachan has been closely associated with Instinet for a while and has been an outstanding board member.  I wish him and the new team every success,” said Mr. Villeneuve.

“I have greatly enjoyed working with Andre on the Instinet Board over the past two years and at Reuters before then. His keen judgment, knowledge of international financial markets and collegiality has brought great benefit to these businesses,” said Tom Glocer, CEO of Reuters and lead director of Instinet.

Ian Strachan has served on the Instinet Board since September 5, 2000 and is currently Chairman of the Audit and Compensation Committees.  Mr. Strachan has been a director of Instinet’s parent company, Reuters Group PLC since May 2000.  Mr. Strachan served as Deputy Chairman of Invensys plc from 1999 to 2000.  He is a non-executive director of Transocean Sedco Forex Inc., Harsco Corporation, Johnson Matthey plc and Xstrata plc.

End

Contacts:

Peter V Thomas    +44 20 7542 4890
Peter.v.Thomas@reuters.com

Yvonne Diaz   +44 20 7542 2615
yvonne.diaz@reuters.com

Note to Editors

About Instinet:

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

About Reuters

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2002 Instinet Corporation and its affiliated companies.  All rights reserved.  Member NASD/SIPC.  INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world.  Instinet Corporation is a subsidiary of Instinet Group Incorporated. The Island ECN, Inc., member NASD/CSE/SIPC, is a subsidiary of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, and other documents filed with the SEC and available on the Company’s website.  Certain information regarding Nasdaq trading volumes is also included in the Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and on the Company’s website at www.instinet.com.  These statements speak only as of the date of this news release, and the Company does not undertake any obligation to update them.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

11 December 2002

Reuters Appoints New Director Of Corporate Communications

London – Reuters, the global information, news and technology group, today announced the appointment of Simon Walker, (49) as Director of Corporate Communications effective January 2003.  In this role he will lead a global team responsible for Public Relations, Investor Relations and Internal Communications activities in support of the Company’s strategy and brand.

Walker, who was born in South Africa, joins Reuters with a strong, diverse and international background in communications, public affairs and journalism.  Most recently, he has spent two years as Communications Secretary to HM The Queen, for which he was on secondment from British Airways, where he was Director of Communications.

Walker is a graduate of Balliol College, Oxford and was a John S. Knight Professional Journalism Fellow at Stanford University, California.

Walker will replace Peter Thomas who will leave Reuters at the end of February 2003, after a 32-year career in a number of international roles in the Company

END

Contact:

Peter Thomas Tel    + 44 20 7542 4890
Corporate Communications
peter.v.thomas@reuters.com

Yvonne Diaz Tel     +44 20 7542 2615
Corporate Communications
yvonne.diaz@reuters.com

Note to Editors

Simon Walker Biography

Simon Walker, 49, was Communication Secretary at Buckingham Palace.  He was previously Director of Communications at British Airways and a non-executive director of Comair Ltd (South Africa).   He was a special advisor in the Prime Minister’s Policy Unit at No. 10 Downing Street from 1996-97.   He was previously a partner at Brunswick the public relations group, and Director of European Public Affairs for Hill & Knowlton in Brussels. He was born in South Africa and has worked as a journalist and consultant in New Zealand, Belgium and the United Kingdom.  He read politics, philosophy and economics at Balliol College, Oxford where he was President of the Oxford Union and he was a Knight Journalism Fellow at Stanford University.  He is married with two children. He was PR Week’s PR Professional of The Year in 2002.

Reuters

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

17 December 2002

Mrs Anson Chan Appointed Reuters Founders Share Company Director

Hong Kong – Reuters Founders Share Company Limited today announced that Anson Chan Fang On-sang, former Chief Secretary for Administration of the Hong Kong Special Administrative Region Government, has been appointed a Director of Reuters Founders Share Company Limited.

One of Hong Kong’s most respected leaders with 40 years of civil service, Mrs. Chan was the first woman and the first Chinese to hold the second-highest governmental position in Hong Kong leading a team of 18,000 civil servants. For her valuable contribution to the development of Hong Kong, Mrs. Chan was made Justice of the Peace in 1975 and a Commander of the Most Excellent Order of the British Empire in 1992, and in 1999 was awarded the prestigious Grand Bauhinia Medal. In November 2002, Her Majesty Queen Elizabeth II appointed Mrs. Chan an honorary Dame Grand Cross of the Most Distinguished Order of Saint Michael and Saint George.

The Reuters Founders Share Company was set up in 1984 to safeguard the neutrality and independence of Reuters. The directors of Reuters Founders Share Company have a duty to ensure that the Reuters Trust Principles are observed.

Pehr Gyllenhammar, Chairman, Reuters Founders Share Company, said, “We’re delighted to welcome Mrs. Chan as a Director of Reuters Founders Share Company.  She brings a strong background in public affairs and we are sure she will make a valuable contribution.

Kenneth Tsui, Managing Director, Reuters Greater China, said, “Mrs. Chan symbolizes integrity, strength and fairness, helping to pave the way for Chinese people, as well as women from all over the world. We are honoured to have her as a Director of Reuters Founders Share Company and to help play an important role in ensuring Reuters adheres to the highest standard of integrity and independence.”

Mrs. Chan was first selected by a nomination committee, two members of which are judges of the European Court of Human Rights. Later the board of Reuters Foundation Share Company unanimously voted Mrs. Chan as a Director.

The directors of Reuters Founders Share Company include Sir William Purves, former chairman of HSBC. Other members are: Pehr Gyllenhammar (Chairman), Sir Christopher Mallaby (Deputy Chairman), Len Berkowitz, Dr. David Cole, Sir Michael Checkland, Jacques de Larosière de Champfeu, Uffe Ellemann-Jensen, Robert Erburu, Toyoo Gyohten, The Baroness Noakes, John McArthur, , Jaakko Rauramo, Lyle Turnbull, Dr. Mark Wössner and Mammen Matthew.

End

Contacts:

Reuters Asia Pte. Ltd.
Liam Hwee Tay
Tel: + 65 6775 5088
Corporate Communications
Email: liam.tay@reuters.com

Fleishman-Hillard Hong Kong
Anna Lo/Edward Chan
Tel: +852 2530 2231/+852 2530 0407
Email: loa@fleishman.com/chane@fleishman.com

Note to Editors

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.